                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ___________

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            PORTLAND BREWING COMPANY

                                  COMMON STOCK

                            CUSIP NUMBER 736 420 100

                                  ____________

     Check the following box if a fee is being paid with this statement / /.

CUSIP No.  736 420 100                13G                     Page 2 of 5 pages

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON:

     Electra Partners, Inc.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                             (a) / /
                             (b) /x/
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Oregon, United States of America
--------------------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER:                            180,300.00
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
 REPORTING
PERSON WITH
                  --------------------------------------------------------------

                   6    SHARED VOTING POWER:                           43,848.75
                   7    SOLE DISPOSITIVE POWER:                       180,300.00
                   8    SHARED DISPOSITIVE POWER:                      43,848.75
--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     224,148.75
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES               / /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

     10.6%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:    CO

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



ITEM 1(a).  NAME OF ISSUER:

     Portland Brewing Company

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     2730 NW 31st Avenue, Portland, Oregon  97210

ITEM 2(a).  NAME OF PERSON FILING:

     Electra Partners, Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     17675 SW Farmington Road, Aloha, Oregon  97007-3216

ITEM 2(c).  CITIZENSHIP:

     Oregon, United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

     Common Stock

ITEM 2(e).  CUSIP NUMBER:

     736 420 100

ITEM 3.     STATEMENT FILED PURSUANT TO 13d-1(b) OR 13d-2(b):

     Not Applicable

ITEM 4.     OWNERSHIP.

     (a)    Amount Beneficially Owned:
            224,148.75  (43,848.75 of which is in derivative securities)

     (b)    Percent of class:
            10.6%

     (c)    Number of shares as to which such person has:

           (i)   Sole power to vote/direct the vote:                  180,300.00
          (ii)   Shared power to vote/direct the vote:                 43,848.75
         (iii)   Sole power to dispose/direct the disposition of:     180,300.00
          (iv)   Shared power to dispose/direct the disposition of:    43,848.75

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not Applicable

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable

ITEM 10.    CERTIFICATION.

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       -----------------------------------------
                                                        (Date)


                                       -----------------------------------------
                                                      (Signature)


                                       -----------------------------------------
                                                     (Name/Title)